                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 7)

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                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                       SHL TELEMEDICINE ACQUISITION CORP.
          an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd.
                                       and
                              SHL TELEMEDICINE LTD.
                      (Name of Filing Persons -- Offerors)

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                         ------------------------------

                                    755107109
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                  Erez Nachtomy
                              SHL TeleMedicine Ltd.
                               90 Igal Alon Street
                             Tel Aviv, Israel 67891
                                + 972-3-561-2212
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

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                                   Copies to:
                            Andrew C. Freedman, Esq.
                              Roy L. Goldman, Esq.
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                            CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------------------------------------
     $32,568,606.25                                        $6,513.73
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $10.25 multiplied by (b) 3,177,425, representing the aggregate number of shares of Raytel Medical Corporation Common Stock outstanding as of February 7, 2002, plus the maximum number of shares expected to be issued pursuant to outstanding options and Raytel's Employee Stock Purchase Plan prior to the date the offer is expected to be consummated.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $6,513.73               Filing Party:  SHL TeleMedicine Acquisition Corp.
Form or Registration No.:  SC-TO-T (005-44873)     Date Filed:    February 22, 2002

         / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/  third-party tender offer subject to Rule 14d-1.

         / /  issuer tender offer subject to Rule 13e-4.

         / /  going-private transaction subject to Rule 13e-3.

         / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

         This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO initially filed on February 22, 2002 (as amended, this "Schedule TO") by SHL TeleMedicine Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect-wholly owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.001 per share, of Raytel Medical Corporation, a Delaware corporation ("Raytel"), including the associated rights to purchase the Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of August 14, 1998, by and between Raytel and BankBoston, N.A., as Rights Agent (together, the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 7 is being filed on behalf of the Purchaser and SHL. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         "The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Tuesday, April 9, 2002. Based upon preliminary information provided by Alpine Fiduciary Services, Inc., the depositary for the tender offer, as of 5:00 p.m., New York City time, on April 9, 2002, a total of approximately 2,408,006 shares of Raytel common stock were tendered (including approximately 12,690 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 2,988,687 shares currently outstanding, or approximately 80.6% of all outstanding shares. Pursuant to the terms of the Offer, Purchaser has accepted for payment and paid for all the Raytel shares validly tendered.

         SHL will complete the acquisition of the remaining Raytel shares by merging Purchaser with and into Raytel as soon as practicable. The merger is expected to be consummated following a vote of Raytel's stockholders. Purchaser owns sufficient shares to approve the merger even if no other Raytel stockholders vote in favor of the merger. At the effective time of the Merger, each issued and outstanding share of common stock of Raytel (other than shares owned by SHL or any of its subsidiaries (including the Purchaser), shares held by Raytel as treasury stock, and shares held by stockholders who properly demand appraisal and comply with the provisions of
Section 262 of the Delaware General Corporation Law relating to dissenters' rights of appraisal) will be converted into the right to receive $10.25 per share in cash, without interest. Raytel will then become an indirect wholly-owned subsidiary of SHL. Following the merger SHL will send Raytel stockholders who did not tender their shares in the tender offer instructions as to how to exchange their shares of Raytel common stock for the merger consideration of $10.25 per share."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SHL TELEMEDICINE
                                            ACQUISITION CORP.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name: Yariv Alroy
                                                Title: Co-President



                                            SHL TELEMEDICINE LTD.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President




Dated: April 10, 2002